UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION
(Name of subject company (Issuer))

MARS LANDING CORPORATION
HEWLETT-PACKARD COMPANY
(Name of Filing Persons (Offerors))

Common Stock, par value $0.002 per share (Title of classes of securities)	589405109 (CUSIP number of common stock)

Charles N. Charnas, Esq.
Vice President, Deputy General Counsel & Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
(650) 857-1501
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

David K. Ritenour, Esq. Senior Counsel Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Larry W. Sonsini, Esq. Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$4,638,245,508	$496,293

(1)
Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $52.00 per Share.

(2)
The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid:	$496,293	Filing Party:	Mars Landing Corporation and Hewlett-Packard Company
Form of Registration No.:	Schedule TO	Date Filed:	August 17, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

☐
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third party tender offer subject to Rule 14d-1
☐
issuer tender offer subject to Rule 13e-4
☐
going private transaction subject to Rule 13e-3
☐
amendment to Schedule 13D under Rule 13d-2

        Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

        This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this "Amendment"), filed with the Securities and Exchange Commission (the "SEC") on August 24, 2006, amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on August 17, 2006 (the "Initial Statement"), and relates to the offer by Mars Landing Corporation, a Delaware corporation (the "Offeror") and wholly-owned subsidiary of Hewlett-Packard Company, a Delaware corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $0.002 per share (the "Shares"), of Mercury Interactive Corporation, a Delaware corporation (the "Company"), at a purchase price of $52.00 per Share (or any higher price per Share that is paid in the tender offer), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 17, 2006 (which, together with any amendments and supplements thereto, collectively constitute the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

        The Offer is made pursuant to the Agreement and Plan of Merger, dated as of July 25, 2006, among the Offeror, the Parent and the Company.

        The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Initial Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

        1.     The subsection entitled "Antitrust Matters; United States" in Section 16 of the Offer to Purchase entitled "Certain Regulatory and Legal Matters" is amended and supplemented by adding the following sentence:

        "On August 23, 2006, the waiting period expired."

        2.     The subsection entitled "Antitrust Matters; South Korea" in Section 16 of the Offer to Purchase entitled "Certain Regulatory and Legal Matters" is amended and restated as follows:

        "South Korea.    Under the Monopoly Regulation and Fair Trade Law of Korea, the parties must file a report with the Korean Fair Trade Commission ("KFTC") within thirty calendar days after the execution of a merger agreement where applicable criteria are met. The KFTC will then undertake an initial review during the thirty calendar days following the report date. The KFTC may extend the review period for an additional ninety calendar days in its discretion as it deems necessary. The parties must obtain the consent of the KFTC prior to closing the merger. The Parent filed the business combination report with the KFTC on August 24, 2006. In the circumstances of the transaction, a further business combination report must be filed with the KFTC in connection with the public tender offer within thirty days of the end of the tender offer period."

        After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MARS LANDING CORPORATION
By:	/s/ CHARLES N. CHARNAS
Name:	Charles N. Charnas
Title:	Treasurer and Assistant Secretary
HEWLETT-PACKARD COMPANY
By:	/s/ CHARLES N. CHARNAS
Name:	Charles N. Charnas
Title:	Vice President, Deputy General Counsel and Assistant Secretary

Dated August 24, 2006